December 13, 2024
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Consumer Products
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Patrick Fullem

Re:	Smithfield Foods, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted November 18, 2024
CIK No. 0000091388
Ladies and Gentlemen:
On behalf of our client, Smithfield Foods, Inc., a Virginia corporation (the “Company”), we submit to the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) the Company’s response to the comments contained in the Staff’s letter, dated December 2, 2024 (the “Comment Letter”), with respect to the above-referenced Amendment No. 1 to Draft Registration Statement on Form S-1 submitted on November 18, 2024 (the “Registration Statement”).
Concurrently with the submission of this letter, the Company has submitted confidentially via EDGAR Amendment No. 2 to the Draft Registration Statement on Form S-1 (the “Revised Registration Statement”), which reflects the Company’s responses to the comments received from the Staff and certain other updated information.
For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Revised Registration Statement.
In addition, the Company intends to include preliminary unaudited results for fiscal 2024 in a subsequent amendment to the Registration Statement, a draft of which disclosure has been attached as Annex A to this letter for the Staff’s preliminary review.

December 13, 2024

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted November 18, 2024
General
1.We note the graphics immediately following the prospectus cover page. Please revise to include the table of contents on the inside front cover as required by Item 502(a) of Regulation S-K or relocate your graphics to a less prominent position within your registration statement. Additionally address the following items:
•We note your disclosure of several measures including Adjusted EBITDA for the LTM Period Ended 9/29/24. However, you do not include prominent disclosure of the most comparable GAAP measure, Net Income. Please revise accordingly.
•Revise to provide the basis for leadership claims, clarifying whether these are supported by quantitative criteria such as market share by revenues or similar measures; and
•Remove or revise to discuss the $1.1 trillion global meat market, including the assumptions upon which this is based and clarifying what portion thereof is relevant to your products and markets, actual and intended. In this regard, we note disclosure on page 1 indicating that your 25 key packaged meats categories represent a total addressable market opportunity of $43 billion annually.
Response: The Company advises the Staff that the cover artwork will be prepared as a gatefold, such that the table of contents will be the first page after the inside front cover page as required by Item 502(a) of Regulation S-K. The Company has also revised the cover artwork to include Net Income, the most comparable GAAP measure to Adjusted EBITDA, with equal prominence. The Company has further revised the presentation of the leadership claim that it holds the #2 market position by volume for branded packaged meats across 25 categories by adding a footnote identifying the source of the claim and the quantitative criteria used to derive this claim.
In considering the Staff’s last comment, the Company has tailored its presentation of the markets in which it competes from the global meat market to a presentation of the U.S. value-added packaged meats market, which accounted for 58% of the Company’s sales and 109% of the Company’s operating profit in the nine months ended September 29, 2024. The Company views its Packaged Meats segment as the cornerstone of its business and core to its growth strategy. The Company has also provided a footnote identifying the source of the claim and the quantitative criteria used to derive this market size.

December 13, 2024

Consolidated Statements of Income, page F-4
2.We note from your response to our prior comment 23, that you believe your investments are "operationally integral" to your operations. In this regard, we note that the primary investments are biogas joint ventures, however this type of business does not appear to be similar to the primary operations of the company which is in the business of packaged meats and fresh pork. Please provide us additional information as to why you believe these equity method investments are appropriately included in operating income on your statement of operations. As part of your response, please include a materiality analysis related to the different equity method investments.
Response: The following table presents the components of income (loss) from the Company’s equity method investments in dollars and as a percentage of operating profit (loss) for fiscal years 2021, 2022 and 2023 and the nine months ended September 29, 2024:

	2021	2022	2023	Nine Months Ended September 29, 2024 (unaudited)
	(in millions)
Operating profit (loss)	$549	$1,111	$(102)	$784

Income (loss) from equity method investments:
Biogas joint ventures[1]	$14	$—	$(47)	$(1)
Mexico joint ventures	7	(8)		—
Other investments	7	2	1	2
Total	$28	$(6)	$(46)	$1

Income (loss) from equity method investments as a percentage of operating profit (loss):
Biogas joint ventures[1]	3%	—	46%	—
Mexico joint ventures	1%	(1)%	—	—
Other investments	1%	—	(1)%	—
Total	5%	(1)%	45%	—
_______________
(1)Results for 2023 included an impairment and other costs totaling $49 million associated with the closure of certain farms in Utah and Missouri.
The Company believes its equity method investments in biogas joint ventures are appropriately included in operating income in its consolidated statements of income primarily because they represent a component of its vertical integration

December 13, 2024

strategy and are integral to its operations in that the Company’s hogs supply the inputs to its biogas joint ventures. The biogas joint ventures capture methane gas from hog waste on the Company’s farms, which is then refined into renewable natural gas and sold to third parties. Thus, the output of the biogas joint ventures is a by-product of the Company’s operations. Additionally, the Company has stated in its 2023 Sustainability Impact Report, which is available on its website, that it is targeting the implementation of “biogas systems on 90% of Company and contract finishing farms in North Carolina and on 90% of Company finishing farms in Missouri by 2030.” Because the Company’s vertical integration and sustainability efforts are a core part of its operational strategy, and as the equity investments are engaged in processing Smithfield byproducts, the Company believes that the presentation of results from its biogas joint ventures as a component of income from operations in its previously filed financial statements is appropriate.
However, the Company has considered carefully the guidance in Rule 5-03 of Regulation S-X and comments from the March 2003 AICPA SEC regulations committee, which indicated there is no bright line for determining if an equity investee is operationally integral and those circumstances will be very limited. As a result, the Company has reconsidered its presentation and reclassified income from equity method investments below income tax expense in its consolidated statements of income for all periods presented in its financial statements in the Revised Registration Statement.
Interim Financial Statements for the Nine Months Ended September 30, 2024 Notes to the Financial Statements Note 7. Employee Retention Tax Credits, page F-70
3.We note your disclosure that in 2020, you recognized a substantial amount of costs during the pandemic, including costs to compensate employees who were not able to work. We also note your disclosure that in the second quarter of 2024, you concluded the recognition threshold of this credit had been met and therefore, recognized $86 million and $1 million of employee retention credits in cost of sales and SG&A. Please explain to us why you are recognizing this credit in 2024 related to costs incurred in 2020. As part of your response, please explain to us more about how you are accounting for this amount, including whether you will receive cash for these amounts and why you believe crediting cost of sales is appropriate.
Response: In 2020, the Company, with the assistance of a third-party advisor, determined it had met the eligibility criteria outlined in the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act for the employee retention credit (“ERC”). The Company monetized these credits by reducing payroll tax remittances to the Internal Revenue Service for the amount ERCs claimed.

December 13, 2024

The Company accounted for the ERC as a government grant. As of the date of this letter, prescriptive guidance pertaining to the accounting for government grants by business entities has not been codified in US GAAP. As such, the Company considered the guidance in ASC 105 – Generally Accepted Accounting Principles and applied International Accounting Standard 20 - Accounting for Government Grants and Disclosure of Government Assistance (“IAS 20”) to account for the ERC. Under IAS 20, a government grant shall not be recognized until there is reasonable assurance that the entity will comply with the conditions of the grant and the grant will be received. The term “reasonable assurance” is not defined in IAS 20, but the Company believes it to be a high hurdle (i.e., akin to “probable” as defined in ASC 450-20). Given the fact that the CARES Act was new legislation with no available precedent, the Company deferred the recognition of a portion of the ERCs pending further clarification of certain aspects of the law, the completion of an audit or examination that would provide additional assurance about whether the conditions of the grant had been met, or the expiration of the related statute of limitations.
The statute of limitations expired for these previously monetized ERCs on April 15, 2024, at which time, the Company recognized $87 million of ERCs in income that were previously deferred on the balance sheet. Of the $87 million recognized, $86 million was recognized in cost of sales with the remaining $1 million recorded in SG&A, consistent with where the related payroll expenses had been recorded. The Company believes this classification is appropriate as the ERC was designed to cover qualifying wages paid to employees and is consistent with the presentation guidance in IAS 20.
Exhibits
4.Please file the shareholders’ agreement with WH Group as an exhibit to your registration statement.
Response: The Company confirms that it intends to file the shareholders’ agreement with WH Group as an exhibit.
Please do not hesitate to contact Colin J. Diamond at (212) 318-6007, Brandon J. Bortner at (202) 551-1840 or Alex M. Herman at (212) 318-6089 if you require additional information with respect to any of the foregoing. Thank you.
Sincerely,
Colin J. Diamond
cc:
C. Shane Smith
Smithfield Foods, Inc.

December 13, 2024

Tennille Checkovich, Esq.
Smithfield Foods, Inc.
Brandon J. Bortner, Esq.
Paul Hastings LLP
Alex M. Herman, Esq.
Paul Hastings LLP

ANNEX A
Recent Developments
Preliminary Results for the Three Months Ended December 29, 2024
We have set forth below our preliminary estimates of selected unaudited financial information for the three months ended December 29, 2024 and actual unaudited financial results for the three months ended December 31, 2023. We have provided estimates and ranges of certain preliminary results below because our closing procedures for the three months ended December 29, 2024 are not yet complete.
Our preliminary estimates of the financial results set forth below are based solely on information available to us as of the date of this prospectus and are inherently uncertain and subject to change. Our actual results for the three months ended December 29, 2024 remain subject to the completion of management’s final review and our other closing procedures as well as the effects of potential subsequent events. Accordingly, you should not place undue reliance on these preliminary financial results set out below, which may differ from actual results. See “Forward-Looking Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and accompanying notes included elsewhere in this prospectus.
The preliminary estimated unaudited financial results included in this prospectus have been prepared by, and are the responsibility of, our management. Our independent registered public accounting firm, Ernst & Young LLP, has not audited, reviewed, compiled or performed any procedures with respect to the preliminary financial results. Accordingly, Ernst & Young LLP does not express an opinion or any other form of assurance with respect thereto.
The preliminary estimates and actual results provided below do not represent a comprehensive statement of our financial results and should not be viewed as a substitute for full quarterly financial statements prepared in accordance with GAAP. In addition, the preliminary estimates and actual results provided below are not necessarily indicative of the results to be achieved in any future period. The unaudited actual results for the three months ended December 31, 2023 have been derived from the books and records of our company. For additional information regarding the presentation of our financial information, see “Note 1: Summary of Significant Accounting Policies—Basis of Presentation,” in the consolidated financial statements and accompanying notes included elsewhere in this prospectus.
Additionally, the estimates and actual results reported below include certain financial measures that are not required by, or presented in accordance with, GAAP. Management believes that investors’ understanding of our performance is enhanced by including these non-GAAP financial measures as a reasonable basis for comparing our ongoing results of operations. These non-GAAP financial measures have limitations as analytical tools, are not measurements of our performance under GAAP and should not be considered as alternatives to net income or any other performance measures derived in accordance with GAAP and should not be used by investors or other users of our financial statements in isolation for formulating decisions, as such non-GAAP measures exclude a number of important cash and non-cash charges. A reconciliation of EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin to net income and net income margin is provided below. See also “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Measures.” You should be aware that our presentation of these and other non-GAAP financial measures in this prospectus may not be comparable to similarly titled measures used by other companies.

The following table reflects certain preliminary results for the three months ended December 29, 2024 and actual results for the three months ended December 31, 2023:

	Three Months Ended
	December 29, 2024 (estimated)		December 31, 2023 (actual)
	Low	High
	(in millions except margin data)
Consolidated Statements of Income Data:
Sales	$	$	$3,998
Gross profit			285
Operating profit (loss)			(116)
Net income (loss) from continuing operations	$	$	(131)
Net income (loss) margin from continuing operations	%	%	(3.3)%

Consolidated Balance Sheet Data (at end of period):
Cash and cash equivalents	$	$	$687
Working capital (1)			2,470
Total assets			13,317
Long-term debt and finance lease obligations			2,006
Total shareholder’s equity			7,241

Non-GAAP Financial Measures:
EBITDA from continuing operations	$	$	$(24)
Adjusted EBITDA from continuing operations	$	$	$279
Adjusted EBITDA margin from continuing operations	%	%	7.0%
_______________
(1)We define working capital as current assets less current liabilities.
For the three months ended December 29, 2024, we estimate that our sales will range from $[●] million to $[●] million, as compared to $3,998 million for the three months ended December 31, 2023. Such [increase / decrease] was primarily due to [●].
For the three months ended December 29, 2024, we estimate that our gross profit will range from $[●] million to $[●] million, as compared to a gross profit of $285 million for the three months ended December 31, 2023. Such [increase / decrease] was primarily due to [●].
For the three months ended December 29, 2024, we estimate that our operating profit will range from $[●] million to $[●] million, as compared to an operating loss of $(116) million for the three months ended December 31, 2023. Such [increase / decrease] was primarily due to [●].
For the three months ended December 29, 2024, we estimate that our net income (loss) from continuing operations will range from $[●] million to $[●] million, as compared to a net income (loss) from continuing operations of $(131) million for the three months ended December 31, 2023. Such [increase / decrease] was primarily due to [●].

The following table reflects certain preliminary segment results for the three months ended December 29, 2024 and actual results for the three months ended December 31, 2023:

	Three Months Ended
	December 29, 2024 (estimated)		December 31, 2023 (actual)
	Low	High
	(in millions)
Segment Sales:
Packaged Meats	$	$	$2,404
Fresh Pork			1,836
Hog Production			819
Other (1)			178
Intersegment			(1,240)
Consolidated			$3,998

Segment Profit:
Packaged Meats	$	$	$306
Fresh Pork			45
Hog Production			(127)
Other (1)			13
_______________
(1)Consists of our Mexico and Bioscience operations.
Segment Sales
Packaged Meats sales for the three months ended December 29, 2024 [increased/decreased] by approximately $[●] million compared to the three months ended December 31, 2023, primarily attributable to [●].
Fresh Pork sales for the three months ended December 29, 2024 [increased/decreased] by approximately $[●] million compared to the three months ended December 31, 2023, primarily attributable to [●].
Hog Production sales for the three months ended December 29, 2024 [increased/decreased] by approximately $[●] million compared to the three months ended December 31, 2023, primarily attributable to [●].
Segment Profit
Packaged Meats segment profit for the three months ended December 29, 2024 [increased/decreased] by approximately $[●] million compared to the three months ended December 31, 2023, primarily attributable to [●].
Fresh Pork segment profit for the three months ended December 29, 2024 [increased/decreased] by approximately $[●] million compared to the three months ended December 31, 2023, primarily attributable to [●].

Hog Production segment profit for the three months ended December 29, 2024 [increased/decreased] by approximately $[●] million compared to the three months ended December 31, 2023, primarily attributable to [●].
Segment profit from our Other segment operations for the three months ended December 29, 2024 [increased/decreased] by approximately $[●] million compared to the three months ended December 31, 2023, primarily attributable to [●].
Non-GAAP Measures
EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin are non-GAAP measures that should not be considered in isolation or as a substitute for other financial measures calculated and presented in accordance with GAAP. For our definitions of EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin and information about how and why we use these non-GAAP measures, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Measures.”
The following table provides a preliminary reconciliation of preliminary estimated net income, the most directly comparable financial measure calculated in accordance with GAAP, to preliminary estimated EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin for the three months ended December 29, 2024, and a reconciliation of actual net income and actual net income margin to actual EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin for the three months ended December 31, 2023:

	Three Months Ended
	December 29, 2024 (estimated)		December 31, 2023 (actual)
	Low	High
	(in millions except margin data)
Net income (loss) from continuing operations	$	$	$(131)
Interest expense, net			17
Income tax expense (benefit)			$(42)
Depreciation and amortization			131
EBITDA from continuing operations	$	$	$(24)
Litigation Charges (1)			196
West Coast Exit and Hog Production Reform (2)			57
West Coast Exit and Hog Production Reform			49
Incremental costs from destruction of property			2
Adjusted EBITDA from continuing operations	$	$	$279

Net income (loss) margin from continuing operations	%	%	(3.3)%
Adjusted EBITDA margin from continuing operations	%	%	7.0%
_______________
(1)Consists of accruals for the antitrust price-fixing and antitrust wage-fixing litigation matters that are described in “Note 17: Regulation and Contingencies” in the consolidated financial statements and accompanying notes included elsewhere in this prospectus.
(2)Consists of costs related to the closure of our Vernon, California processing facility, the closure and/or reduction of certain farms in Arizona, California, Missouri and Utah and certain residual operating and restructuring expenses, including the termination of a number of agreements with contract farmers and workforce reduction, due to discontinuation of operations in the West Coast and efforts to improve the cost structure of our Hog Production segment.